

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Matthew Korenberg
Chief Financial Officer
LIGAND PHARMACEUTICALS INC
3911 Sorrento Valley Boulevard
Suite 110
San Diego, California 92121

> **Re: LIGAND PHARMACEUTICALS INC**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-33093**

Dear Mr. Korenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Year ended December 31, 2019

General

1. We note that Article IX, Section 7 of your Third Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." In future filings, please prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and include risk factor disclosure of the risks to investors, such as the increased costs to bring a claim and that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and

regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Management's Discussion and Analysis, page 40

2.   We note the significant increase in your research and development expenses from $28 million in 2018 to $56 million in 2019 as well as that these costs represented approximately 44% of your total operating costs in 2019. In this regard, please provide more detail regarding your research and development expenses for each period presented, including but not limited to by program as well as by the nature of the expenses. To the extent that you do not track expenses by program, please disclose as such. In addition, you disclose that research and development expenses increased year over year in 2019 due to the timing of internal development costs, the Vernalis acquisition, and the amortization of other economic rights during 2019. Please quantify the impact of each significant factor that led to the significant increase in these expenses. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification.

Financial Statements
Note 11. Income Taxes, page 82

3.   We note that the deferred tax asset recorded for net operating loss carryforwards increased from $57 million at December 31, 2018 to $151 million at December 31, 2019 and the valuation allowance recorded on your deferred tax assets also increased from $4 million at December 31, 2018 to $141 million at December 31, 2019. Correspondingly, the net deferred tax assets recorded decreased from $98 million at December 31, 2018 to $43 million at December 31, 2019. We also note that the disclosures in your Form 10-K for the year ended December 31, 2019 refer to approximately $714 million of non-U.S. net operating loss carryovers and $15 million of non-U.S. capital loss carryovers for which you have recorded a full valuation allowance. It does not appear that your Form 10-K for the year ended December 31, 2018 includes disclosures regarding these non-U.S. tax attributes. In this regard, please expand your disclosures to address the following:
    • Please disclose what led to the significant increases in the amounts of the deferred tax asset related to net operating losses as well as the valuation allowance recorded; and
    • Given your disclosures elsewhere do not indicate that you had significant foreign operations in 2019, please clarify what activity in 2019 led to the $714 million of non-U.S. net operating loss carryovers and approximately $15 million of non-U.S. capital loss carryovers as of December 31, 2019, including if it was related to a specific acquisition.
    Refer to ASC 740-10-50-2 and 50-14.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences